Exhibit (a)(5)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated April 30, 2004, and the related Letter of Transmittal, and any amendm ents or supplements thereto, and is being made to all holders of shares. The Offer, however, is not being made to (nor will tenders be accepted from or on behalf of) holders of shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky, or other laws of such jurisdiction. However, SAC (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of shares in such jurisdiction.

Notice of Offer to Purchase
All Outstanding Shares of Common Stock
of

Schuff International, Inc.

at $2.17 Per Share
by
Schuff Acquisition Corp.
a corporation wholly owned by
David A. Schuff
Scott A. Schuff
and their Affiliates

     Schuff Acquisition Corp., an Arizona corporation (“SAC”) to be wholly owned by David A. Schuff, Chairman of the Board of Schuff International, Inc., Scott A. Schuff, President and Chief Executive Officer of Schuff International and their affiliates, the Schuff Irrevocable Trust, the Scott A. Schuff Irrevocable Trust, and 19th Avenue/Buchanan Limited Partnership, an Arizona limited partnership, is offering to purchase all outstanding shares of common stock of Schuff International for $2.17 net per share, in cash, without interest, less any required withholding taxes (the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., DENVER TIME, ON FRIDAY, MAY 28, 2004, UNLESS THE OFFER IS EXTENDED

     SAC’s Offer is subject to the terms and conditions set forth in the Offer to Purchase and related Letter of Transmittal, including, among other things, the tender of a sufficient number of Schuff International shares such that, after the Schuff International shares are purchased pursuant to the Offer, SAC would own at least 90% of the outstanding Schuff International common stock (the “Minimum Condition”). After contribution by David A. Schuff, Scott A. Schuff, and their affiliates of shares of common stock of Schuff International to SAC, which will occur prior to the purchase of shares pursuant to the Offer, SAC will own approximately 71% of the outstanding common stock of Schuff International. According to publicly available information, as of April 27, 2004, Schuff International had approximately 7,063,122 shares of common stock outstanding. Based on the foregoing, if SAC were to purchase approximately 1,334,610 shares pursuant to the Offer, the Minimum Condition would be met. SAC also has the right to waive or reduce the number of Schuff International shares that are required to be tendered in the Offer, subject to compliance with the applicable sections of the Securities Exchange Act of 1934, as amended. In no event, however, will SAC purchase Schuff International shares in the Offer if less than a majority of the outstanding Schuff International shares, excluding shares beneficially owned by SAC and the executive officers and directors of Schuff International, are tendered in the Offer. Based on publicly available information, the tender of 958,070 shares held by stockholders other than SAC and Schuff International’s executive officers and directors will satisfy this condition.

     SAC may elect to extend the Offer by issuing a press release no later than 9:00 a.m., Eastern Standard Time, on the next business day following the scheduled expiration date of the Offer. The press release would state the approximate number of shares tendered as of that time and would announce the extended expiration date. Following SAC’s purchase of all shares tendered during the offering period, SAC may elect to provide a subsequent offering period of at least three business days, during which time stockholders whose shares have not been accepted for payment may tender their shares and receive the Offer consideration. Tenders during any subsequent offering period may not be withdrawn for any reason.

     To tender shares, if a stockholder holds certificates for shares, the stockholder should complete the Letter of Transmittal and enclose all the documents required by it, including certificates, and send them to the Depositary at the address listed on the back cover of the Offer to Purchase. If a stockholder’s broker holds the shares for the stockholder in “street name,” the stockholder must instruct the broker to tender the shares on the stockholder’s behalf. In any case, the Depositary must receive all required documents before the expiration date of the Offer, which is Friday, May 28, 2004, unless extended. If a stockholder cannot comply with any of these procedures, a stockholder still may be able to tender shares by using the guaranteed delivery procedures described in the Offer to Purchase.

     The tender of shares may be withdrawn at any time before the expiration date of the Offer. There will be no withdrawal rights during any subsequent offering period. To withdraw previously tendered shares, a stockholder (or broker if shares are held in “street name”) must notify the Depositary at the address and telephone number listed on the back cover of the Offer to Purchase, and the notice must include the name of the stockholder that tendered the shares, the number of shares to be withdrawn, and the name in which the tendered shares are registered.

     The receipt of cash for shares of Schuff International in the Offer will be a taxable transaction for U.S. federal income tax purposes. U.S. taxpayers will generally recognize gain or loss in an amount equal to the difference between (i) the cash received in the Offer and (ii) the taxpayer’s adjusted tax basis in the shares sold in the Offer. That gain or loss will be a capital gain or loss if the shares are a capital asset in the taxpayer’s hands and will be long-term capital gain or loss if the shares have been held for more than one year at the time the Offer is completed.

THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL, AND OTHER MATERIALS RELATED TO THE OFFER, WHICH ARE INCORPORATED HEREIN BY REFERENCE, CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     The Offer to Purchase, the related Letter of Transmittal, and other related materials have been mailed to registered holders of common stock and furnished to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of common stock.

     Any questions regarding the Offer or requests for additional copies of the Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery, and the other documents used in connection with the Offer, which will be furnished at SAC’s expense, should be directed to:

Schuff Acquisition Corp.
Attention: Julie Hall
1841 West Buchanan
Phoenix, Arizona 85007
Email: julie.hall@schuff.com